Exhibit 99.5

CONSENT OF QUALIFIED PERSON

Peter Oshust, P.Geo.

Amec Foster Wheeler Americas Limited

111 Dunsmuir Street, Suite 400

Vancouver, B.C. V6B 5W3

Tel: 604-664-3229

Fax: 604-669-9516

E-mail: peter.oshust@amecfw.com

I, Peter Oshust, P.Geo., consent to the public filing by First Majestic Silver Corp. of the technical report titled “Technical Report for the La Encantada Silver Mine, Ocampo, Coahuila, Mexico” dated December 31, 2015 (the “Technical Report”).

I consent to any extracts from or a summary of the Technical Report in First Majestic Silver Corp.’s Annual Information Form for the year ended December 31, 2015 dated March 30, 2016 (the AIF) and in the news release titled “Announces Updated La Encantada NI 43-101 Technical Report” dated March, 28, 2016 (the News Release).

I certify that I have read the AIF and the News Release and that they fairly and accurately represent the information in the sections of the technical report for which I am responsible.

Dated this March 28, 2016

“signed & sealed”

Peter Oshust, P.Geo.

Amec Foster Wheeler Americas Limited 111 Dunsmuir Street, Suite 400 Vancouver, B.C. V6B 5W3 Tel (604) 664-4315	www.amecfw.com